UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED ISSUES ITS
2021 ANNUAL REPORTS AND NO CHANGE STATEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company” or “the Group”)
NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2021 SUITE OF ANNUAL REPORTS AND NO CHANGE
STATEMENT

AngloGold Ashanti announces that it has today, Wednesday, 30 March 2022, issued the Group’s suite of reports for the financial year ended 31 December 2021.

AngloGold Ashanti’s suite of 2021 reports includes:
•  Integrated Report 2021
•   Annual Financial Statements 2021
•  Sustainability Report 2021
•   Mineral Resource and Ore Reserve Report 2021
•  Notice of the 78 th Annual General Meeting

These reports and documents communicate relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2021 financial year, from 1 January to 31 December 2021 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2021, on which Ernst & Young Inc.
issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 22 February 2022.
The unqualified audit report issued by Ernst & Young Inc. (which includes key audit matters) is available for inspection at the registered office of the Company and the Company website at
https://www.anglogoldashanti.com.

The 78 th Annual General Meeting of AngloGold Ashanti (AGM) will be held entirely by electronic communication on Monday, 16 May 2022 at 13:00 (SA time). The record date to attend the AGM is Friday, 6 May 2022.

Posting of the Notice of Annual General Meeting to shareholders, which incorporates summarised financial statements for the year ended 31 December 2021, will commence on 14 April 2022 on which date further information regarding the AGM will be released.

Further, AngloGold Ashanti’s annual report, which includes the Group’s annual financial statements for the year ended 31 December 2021, has been filed on Form 20-F with the United States Securities and Exchange
Commission (SEC) today, 30 March 2022 and is available on the SEC’s website at www.sec.gov and the
Company’s website at https://www.anglogoldashanti.com/investors/annual-reports/. Shareholders and holders of American Depositary Shares can request copies of the Company’s annual financial statements free of charge from the Company Secretarial Department at companysecretary@anglogoldashanti.com.
ENDS
Johannesburg

30 March 2022
JSE Sponsor: The Standard Bank of South Africa Limited

Media
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 30, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary